Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of (Loss) Income

(Unaudited - Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2025	2024	2025	2024
Revenue	3	$126,112	$83,614	$290,776	$223,782
Cost of mine operations
Production costs		29,040	26,879	85,622	73,684
Depreciation and amortization		10,093	8,597	27,481	22,764
Mineral resource taxes		3,053	2,271	6,554	5,466
Government fees and other taxes	4	3,901	12,671	8,416	14,021
General and administrative	5	2,957	3,966	8,954	10,442
		49,044	54,384	137,027	126,377
Income from mine operations		77,068	29,230	153,749	97,405

Corporate general and administrative	5	6,552	4,553	15,719	13,816
Property evaluation and business development		546	225	918	2,904
Foreign exchange (gain) loss		(810)	629	(983)	—
Gain on investments, net	10	(1,067)	(1,472)	(27,125)	(7,528)
Loss (gain) on derivative liabilities	16/19	60,176	(11,561)	118,166	(11,561)
Share of loss in associates	11	531	379	283	1,263
Dilution gain on investment in associate	11	285	—	285	—
Loss on disposal of plant and equipment		12	32	190	179
Other expense (income)		1,199	(2,870)	1,876	(2,461)
		9,644	39,315	44,420	100,793

Finance income	6	3,643	2,250	9,891	5,864
Finance costs	6	(3,344)	(3,123)	(9,703)	(3270)
		9,943	38,442	44,608	103,387

Income tax expense	7	12,814	7,229	27,856	20,991
Net (loss) income		$(2,871)	$31,213	16,752	82,396
Attributable to:
Equity holders of the Company		$(15,832)	$26,130	(9,222)	65,775
Non-controlling interests	21	12,961	5,083	25,974	16,621
		(2,871)	31,213	16,752	82,396

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$(0.07)	$0.12	$(0.04)	$0.33
Diluted earnings per share		$(0.07)	$0.12	$(0.04)	$0.33
Weighted Average Number of Shares Outstanding - Basic		220,276,709	217,475,279	218,954,661	199,608,181
Weighted Average Number of Shares Outstanding - Diluted		220,276,709	220,212,314	218,954,661	202,213,409

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2025	2024	2025	2024
Net (loss) income		$(2,871)	$31,213	$16,752	$82,396
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		9,866	(17,688)	19,302	(3,890)
Share of other comprehensive income (loss) in associates	11	239	(625)	538	(601)
Reclassification to net income upon ownership dilution of investment in associates		4	—	4	—
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	10	1,208	(105)	2,249	(244)
Other comprehensive income (loss), net of taxes		$11,317	$(18,418)	$22,093	$(4,735)
Attributable to:
Equity holders of the Company		$9,391	$(21,046)	$18,329	$(4,347)
Non-controlling interests	21	1,926	2,628	3,764	(388)
		$11,317	$(18,418)	$22,093	$(4,735)
Total comprehensive income		$8,446	$12,795	$38,845	$77,661

Attributable to:
Equity holders of the Company		$(6,441)	$11,116	$9,107	$61,428
Non-controlling interests		14,887	1,679	29,738	16,233
		$8,446	$12,795	$38,845	$77,661

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of U.S. dollars)

As at	Notes	December 31, 2025	March 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	25	$462,376	$363,978
Short-term investments	8	464	5,078
Trade and other receivables		2,994	1,081
Inventories	9	12,319	8,028
Due from related parties	22	1,376	1,158
Income tax receivable		—	37
Prepaids and deposits		4,459	7,561
		483,988	386,921
Non-current Assets
Long-term prepaids and deposits		11,753	2,099
Long-term receivables		4,061	1,079
Reclamation deposits		4,774	4,263
Other investments	10	48,854	17,277
Investment in associates	11	55,372	46,016
Investment properties	12	494	511
Plant and equipment	13	97,374	93,793
Mineral rights and properties	14	666,645	586,982
TOTAL ASSETS		$1,373,315	$1,138,941
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$95,631	$63,881
Current portion of lease obligation	17	294	278
Current portion of convertible notes	16	113,650	2,460
Current portion of derivative liabilities	16	163,550	—
Deposits received		5,208	7,264
Income tax payable		11,082	2,679
		389,415	76,562
Non-current Liabilities
Long-term portion of lease obligation	17	958	1,053
Long-term portion of convertible notes	16	—	108,193
Derivative liabilities	16	—	50,768
Long term deposit	15	44,148	—
Deferred income tax liabilities		62,297	59,338
Environmental rehabilitation	18	9,194	9,639
Total Liabilities		506,012	305,553
Equity
Share capital	19	428,148	411,960
Equity reserves	19	1,730	(15,140)
Retained earnings		280,712	305,908
Total equity attributable to the equity holders of the Company		710,590	702,728
Non-controlling interests	21	156,713	130,660
Total Equity		867,303	833,388
TOTAL LIABILITIES AND EQUITY		$1,373,315	$1,138,941

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2025	2024	2025	2024
Operating activities
Net (loss) income		$(2,871)	$31,213	$16,752	$82,396
Add (deduct) items not affecting cash:
Finance costs	6	3,344	3,123	9,703	3,270
Income tax expense	7	12,814	7,229	27,856	20,991
Depreciation, amortization and depletion		10,505	9,071	28,738	24,132
Gain on investments, net	10	(1,067)	(1,472)	(27,125)	(7,528)
Loss (gain) on derivative liabilities	16/19	60,176	(11,561)	118,166	(11,561)
Share of loss in associates	11	531	379	283	1,263
Dilution loss on investment in associate	11	285	—	285	—
Loss on disposal of plant and equipment		12	32	190	179
Share-based compensation	19	847	662	3,289	3,045
Reclamation expenditures	18	(272)	(235)	(926)	(710)
Income taxes paid		(4,660)	(3,618)	(18,959)	(13,522)
Long-term deposit received	15	43,875	—	43,875	—
Interest paid	6	(10)	(32)	(77)	(91)
Changes in non-cash operating working capital	25	9,434	10,056	18,354	6,066
Net cash provided by operating activities		132,943	44,847	220,404	107,930
Investing activities
Payment on plant and equipment acquisition		(4,653)	(7,223)	(9,945)	(16,595)
Proceeds from disposal of plant and equipment		3	4	14	44
Payment on mineral rights and properties acquisition		—	(1,240)	—	(6,193)
Payment on mineral exploration and development expenditures		(38,722)	(17,102)	(87,007)	(46,681)
Payment on reclamation deposits		(20)	(22)	(708)	(61)
Refunds from reclamation deposits		103	66	366	110
Payment on other investments acquisition	10	—	(56)	(1,311)	(19,840)
Proceeds from disposal of other investments	10	164	1,780	230	35,982
Payment on acquisition of shares in associates	11	(7,807)	—	(9,382)	(4)
Loan advanced to a third party		(2,000)	—	(2,000)	—
Payment on short-term investment acquisition		(140)	(9,411)	(140)	(104,498)
Proceeds on short-term investment redemption		712	27,805	4,785	126,472
Net cash used in investing activities		(52,360)	(5,399)	(105,098)	(31,264)
Financing activities
Net proceeds from issuance of convertible notes		—	143,324	—	143,324
Interest paid on convertible notes	16	(3,563)	—	(7,521)	—
Repayment of long-term deposits		—	(13,250)	—	(13,250)
Lease payment	17	(66)	(127)	(194)	(212)
Cash dividends distributed	19	(2,755)	(2,727)	(5,482)	(4,948)
Non-controlling interests distribution	21	—	—	(14,221)	(11,049)
Related parties loan made		—	—	—	(500)
Proceeds from issuance of common shares		4,892	1,466	6,035	2,712
Common shares repurchased as part of normal course issuer bid		—	(963)	—	(963)
Net cash provided by (used in) financing activities		(1,492)	127,723	(21,383)	115,114
Effect of exchange rate changes on cash and cash equivalents		2,064	(2,842)	4,475	(68)
Increase in cash and cash equivalents		81,155	164,329	98,398	191,712
Cash and cash equivalents, beginning of the period		381,221	180,325	363,978	152,942
Cash and cash equivalents, end of the period		$462,376	$344,654	$462,376	$344,654
Supplementary cash flow information	25

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non- controlling interests	Total equity
Balance, April 1, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised		917,555	4,308	(1,734)	—	—	—	2,574	—	2,574
Restricted share units vested		638,793	2,612	(2,612)	—	—	—	—	—	—
Warrants exercised		29,607	196	—	—	—	—	196	—	196
Warrants reclassified as derivative liabilities		—	—	(2,098)	—	—	(710)	(2,808)	—	(2,808)
Restricted share units vested		638,793	2,612	(2,612)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus		38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation		—	—	3,045	—	—	—	3,045	—	3,045
Dividends declared		—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Shares buy-back as per normal course issuer bid		(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustments to the non-controlling interests		—	—	—	—	—	(7,035)	(7,035)	7,035	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive income (loss)		—	—	—	—	(4,347)	65,775	61,428	16,233	77,661
Balance, December 31, 2024		217,416,492	$410,569	$22,405	$25,834	$(64,392)	$314,845	$709,261	$124,781	$834,042
Options exercised		16,667	89	(25)	—	—	—	64	—	64
Warrants exercised		—	(48)	—	—	—	—	(48)	—	(48)
Warrants reclassified as derivative liabilities		—	—	—	—	—	37	37	—	37
Restricted share units vested		303,167	1,350	(1,350)	—	—	—	—	—	—
Share-based compensation		—	—	647	—	—	—	647	—	647
Adjustments to the non-controlling interests		—	—	—	—	—	(1,389)	(1,389)	1,389	—
Comprehensive income (loss)		—	—	—	—	1,741	(7,585)	(5,844)	4,490	(1,354)
Balance, March 31, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
Options exercised	19(b)	458,960	2,437	(736)	—	—	—	1,701	—	1,701
Warrants exercised	19(b)	1,370,249	9,739	—	—	—	—	9,739	—	9,739
Restricted share units vested	19(b)	1,208,083	4,012	(4,012)	—	—	—	—	—	—
Share-based compensation	19(b)	—	—	3,289	—	—	—	3,289	—	3,289
Dividends declared	19(c)	—	—	—	—	—	(5,482)	(5,482)	—	(5,482)
Adjustments to the non-controlling interests	21	—	—	—	—	—	(10,492)	(10,492)	10,492	—
Distribution to non-controlling interests	21	—	—	—	—	—	—	—	(14,221)	(14,221)
Disposal of subsidiaries		—	—	—	—	—	—	—	44	44
Comprehensive income (loss)		—	—	—	—	18,329	(9,222)	9,107	29,738	38,845
Balance, December 31, 2025		220,773,618	$428,148	$20,218	$25,834	$(44,322)	$280,712	$710,590	$156,713	$867,303

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted, pre-construction stage copper-gold project (the "El Domo Project"), and a 98.7% interest in the Condor project, a development stage gold project (the "Condor Project"), through the acquisition of Adventus Mining Corporation ("Adventus"). The acquisition has diversified Silvercorp's mining assets and expanded its geographical market presence in Latin America.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting ("IAS 34") of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2025 as some disclosures from the annual consolidated financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2025, except for the new accounting policy for long-term deposits adopted during the current period as described in Note 15 and the adoption of certain amendments noted in Note 2(b) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated February 6, 2026.

(b)	Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS® Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2025, including the following:

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective April 1, 2025 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(c)	New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Presentation and     Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18      replaces    IAS    1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

•	Contractual terms that are consistent with a basic lending arrangement;

•	Assets with non-recourse features;

•	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Table below summarizes the Company's material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80.0%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70.0%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99.0%	GC
Shanxi Xinbaoyuan Mining Co., Ltd. ("Xinbaoyuan")	Mining	China	77.5%	Kuanping
Curimining S.A	Mining	Ecuador	75.0%	El Domo
Condormine S.A	Mining	Ecuador	98.7%	Condor

(e)	Critical Accounting Judgments and Estimates

These unaudited condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2025.

3.	SEGMENTED INFORMATION

All of the Company's operations are within the mining and metals industry. The Company reviews its segment reporting to ensure it reflects the operational structure of the Company after the Adventus acquisition and enables the Company's chief operating decision maker to review operating segment performance.

An operating segment is defined as a component of the Company that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	For which discrete financial information is available.

The Company has determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.

As of December 31, 2025, the Company's significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. "Other" consists primarily of the Company's corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)            Segmented information for operating results is as follows:

Three Months Ended December 31, 2025
	China		Ecuador
Statements of (Loss) Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$113,550	$12,562	$—	$—	$—	$126,112
Costs of mine operations	(41,937)	(7,107)	—	—	—	(49,044)
Income from mine operations	71,613	5,455	—	—	—	77,068

Other operating and investment items	(1,400)	(32)	(374)	(59)	(65,559)	(67,424)
Finance items, net	504	107	11	—	(323)	299
Income tax expenses	(11,427)	(1,384)	—	—	(3)	(12,814)
Net income (loss)	$59,290	$4,146	$(363)	$(59)	$(65,885)	$(2,871)

Attributable to:
Equity holders of the Company	46,291	4,104	(341)	(59)	(65,827)	(15,832)
Non-controlling interest	12,999	42	(22)	—	(58)	12,961
Net income (loss)	$59,290	$4,146	$(363)	$(59)	$(65,885)	$(2,871)

Three Months Ended December 31, 2024
	China		Ecuador
Statements of Income (Loss)	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$72,362	$11,252	$—	$—	$—	$83,614
Costs of mine operations	(46,938)	(6,834)	(277)	(125)	(210)	(54,384)
Income (loss) from mine operations	25,424	4,418	(277)	(125)	(210)	29,230

Operating expenses	353	43	942	11	8,736	10,085
Finance items, net	369	91	(5)	—	(1,328)	(873)
Income tax expenses	(4,578)	(689)	—	—	(1,962)	(7,229)
Net income (loss)	$21,568	$3,863	$660	$(114)	$5,236	$31,213

Attributable to:
Equity holders of the Company	16,847	3,824	492	(113)	5,080	26,130
Non-controlling interest	4,721	39	168	(1)	156	5,083
Net income (loss)	$21,568	$3,863	$660	$(114)	$5,236	$31,213

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine Months Ended December 31, 2025
	China		Ecuador
Statements of (Loss) Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$261,093	$29,683	$—	$—	$—	$290,776
Costs of mine operations	(116,944)	(20,083)	—	—	—	(137,027)
Income from mine operations	144,149	9,600	—	—	—	153,749

Other operating and investment items	(2,746)	(6)	(1,426)	(142)	(105,009)	(109,329)
Finance items, net	1,506	295	72	27	(1,712)	188
Income tax expenses	(23,142)	(1,737)	—	—	(2,977)	(27,856)
Net income (loss)	$119,767	$8,152	$(1,354)	$(115)	$(109,698)	$16,752

Attributable to:
Equity holders of the Company	93,459	8,070	(1,084)	(114)	(109,553)	(9,222)
Non-controlling interest	26,308	82	(270)	(1)	(145)	25,974
Net income (loss)	$119,767	$8,152	$(1,354)	$(115)	$(109,698)	$16,752

Nine Months Ended December 31, 2024
	China		Ecuador
Statements of (Loss) Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$193,849	$29,933	$—	$—	$—	$223,782
Costs of mine operations	(105,710)	(19,516)	(282)	(187)	(682)	(126,377)
Income (loss) from mine operations	88,139	10,417	(282)	(187)	(682)	97,405

Operating expenses	(1,596)	24	995	(6)	3,971	3,388
Finance items, net	1,311	222	(5)	—	1,066	2,594
Income tax expenses	(14,246)	(1,589)	—	—	(5,156)	(20,991)
Net income (loss)	$73,608	$9,074	$708	$(193)	$(801)	$82,396

Attributable to:
Equity holders of the Company	57,346	8,983	531	(191)	(894)	65,775
Non-controlling interest	16,262	91	177	(2)	93	16,621
Net income (loss)	$73,608	$9,074	$708	$(193)	$(801)	$82,396

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)            Segmented information for assets and liabilities is as follows:

	China		Ecuador
As at December 31, 2025	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$194,138	$26,838	$32,552	$578	$229,882	$483,988
Long-term prepaids and deposits	3,218	248	6,175	—	2,112	11,753
Reclamation deposits	1,452	3,201	—	—	121	4,774
Other investments	—	—	—	—	48,854	48,854
Investment in associates	—	—	—	—	55,372	55,372
Investment properties	494	—	—	—	—	494
Plant and equipment	79,327	12,518	538	318	4,673	97,374
Mineral rights and properties	331,696	42,106	240,752	28,083	24,008	666,645
Long-term receivables	—	—	4,061	—	—	4,061
Total Assets	$610,325	$84,911	$284,078	$28,979	$365,022	$1,373,315
Current liabilities	$89,067	$7,542	$8,875	$151	$283,780	$389,415
Long-term portion of lease obligation	—	—	143	—	815	958
Long term deposit	—	—	44,148	—	—	44,148
Deferred income tax liabilities	56,589	4,103	—	—	1,605	62,297
Environmental rehabilitation	6,768	1,429	—	—	997	9,194
Total liabilities	$152,424	$13,074	$53,166	$151	$287,197	$506,012
Non-controlling interests	$113,867	$(73)	$41,755	$(403)	$1,567	$156,713

	China		Ecuador
As at March 31, 2025	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$132,782	$17,376	$27,021	$1,704	$208,038	$386,921
Long-term prepaids and deposits	1,782	225	—	—	92	2,099
Reclamation deposits	1,183	3,073	—	—	7	4,263
Other investments	—	—	—	—	17,277	17,277
Investment in associates	—	—	—	—	46,016	46,016
Investment properties	511	—	—	—	—	511
Plant and equipment	76,248	12,600	499	133	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	19,951	586,982
Long-term receivables	—	—	1,079	—	—	1,079
Total Assets	$506,816	$71,595	$236,779	$28,057	$295,694	$1,138,941
Current liabilities	$59,624	$5,858	$4,121	$180	$6,779	$76,562
Long-term portion of lease obligation	—	—	182	—	871	1,053
Long-term portion of convertible debenture	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	$119,912	$10,263	$4,303	$180	$170,895	$305,553
Non-controlling interests	$98,104	$(179)	$31,327	$(403)	$1,811	$130,660

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)            Sales by metal

The sales generated for the three and nine months ended December 31, 2025 and 2024 were all earned in China and were comprised of:

	Three Months Ended December 31, 2025
	Ying Mining District	GC	Total
Silver	$87,254	$4,175	$91,429
Gold	8,249	—	8,249
Lead	14,339	1,724	16,063
Zinc	2,139	5,426	7,565
Other	1,569	1,237	2,806
	$113,550	$12,562	$126,112

	Three Months Ended December 31, 2024
	Ying Mining District	GC	Total
Silver	$49,553	$3,517	$53,070
Gold	4,354	—	4,354
Lead	14,353	1,730	16,083
Zinc	2,717	5,320	8,037
Other	1,385	685	2,070
	$72,362	$11,252	$83,614

	Nine Months Ended December 31, 2025
	Ying Mining District	GC	Total
Silver	$191,197	$10,343	$201,540
Gold	19,930	—	19,930
Lead	40,191	3,926	44,117
Zinc	5,415	12,717	18,132
Other	4,360	2,697	7,057
	$261,093	$29,683	$290,776

	Nine Months Ended December 31, 2024
	Ying Mining District	GC	Total
Silver	$133,096	$9,241	$142,337
Gold	9,039	—	9,039
Lead	40,451	4,502	44,953
Zinc	7,368	13,899	21,267
Other	3,895	2,291	6,186
	$193,849	$29,933	$223,782

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)            Major customers

Revenue from major customers is summarized as follows:

	Nine Months Ended December 31, 2025
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$63,024	$495	$63,519	22%
Customer B	50,321	—	50,321	17%
Customer C	51,239	—	51,239	18%
Customer D	38,142	1,987	40,129	14%
Customer E	29,376	—	29,376	10%
	$232,102	$2,482	$234,584	81%

	Nine Months ended December 31, 2024
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer D	$55,750	$—	$55,750	25%
Customer E	32,701	2,947	35,648	16%
Customer B	35,592	—	35,592	16%
Customer A	45,064	106	45,170	20%
Customer F	13,852	—	13,852	6%
	$182,959	$3,053	$186,012	83%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Government fees	$27	$43	$74	$74
Mineral rights royalty	2,301	11,720	5,195	11,720
Other taxes	1,573	908	3,147	2,227
	$3,901	$12,671	$8,416	$14,021

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses related to mining operations consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Amortization and depreciation	$246	$306	$718	$856
Office administrative expenses	587	1,344	1,698	3,461
Professional fees	121	234	283	480
Salaries and benefits	2,003	2,082	6,255	5,645
	$2,957	$3,966	$8,954	$10,442

General and administrative expenses related to corporate operations consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Amortization and depreciation	$166	$165	$539	$512
Office administrative expenses	737	663	2,367	1,978
Professional fees	404	838	730	1,304
Salaries and benefits	4,398	2,225	8,794	6,977
Share-based compensation	847	662	3,289	3,045
	$6,552	$4,553	$15,719	$13,816

6.	FINANCE ITEMS

Finance items consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
Finance income	2025	2024	2025	2024
Interest income	$3,643	$2,250	$9,891	$5,864

	Three Months Ended December 31,		Nine Months Ended December 31,
Finance costs	2025	2024	2025	2024
Interest on lease obligation	$23	$32	$133	$91
Interest on convertible notes	3,003	1,333	9,163	1,333
Accretion of long-term deposit	273	—	273	—
Issuance costs of convertible notes allocated to derivative liabilities	—	1,741	—	1,741
Accretion of environmental rehabilitation liabilities	45	17	134	105
	$3,344	$3,123	$9,703	$3,270

The total interest accretion on the convertible notes during the three and nine months ended December 31, 2025 was $3.00 million and $9.16 million, respectively, net of $0.56 million and $1.35 million, respectively, capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Income tax expenses	2025	2024	2025	2024
Current	$11,750	$2,851	$27,108	$13,248
Deferred	1,064	4,378	748	7,743
	$12,814	$7,229	$27,856	$20,991

8.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at	December 31, 2025	March 31, 2025
Bonds, defaulted and measured at fair value	$297	$316
Money market instruments	167	4,762
	$464	$5,078

During the three and nine months ended December 31, 2025, the Company recognized loss on the bond investment of $10 and $10, respectively (three and nine months ended December 31, 2024 - $nil and $nil, respectively), which are included in the gain on investment in the condensed consolidated statements of (loss) income.

9.	INVENTORIES

Inventories consist of the following:

As at	December 31, 2025	March 31, 2025
Concentrate inventory	$1,717	$1,800
Ore stockpile	5,959	2,553
Material and supplies	4,643	3,675
	$12,319	$8,028

The amount of inventories recognized as expense during the three and nine months ended December 31, 2025 was $39.1 million and $113.1 million, respectively (three and nine months ended December 31, 2024 - $35.5 million and $96.4 million, respectively).

10.	OTHER INVESTMENTS

As at	December 31, 2025	March 31, 2025
Investments designated as FVTOCI
Public companies	$3,673	$1,334
Investments designated as FVTPL
Public companies	42,647	13,409
Private companies	2,534	2,534
	45,181	15,943
Total	$48,854	$17,277

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI. The continuity of such investments is as follows:

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in profit and loss
As at April 1, 2024	$46,254	$(25,715)	$10,459
Gain on equity investments designated as FVTOCI	5	5	—
Gain on equity investments designated as FVTPL	12,451	—	12,451
Acquisition	20,953	—	—
Disposal	(36,289)	—	—
Transferred upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(370)	—	—
As at March 31, 2025	$17,277	$(25,710)	$22,910
Gain on equity investments designated as FVTOCI	2,249	2,249	—
Gain on equity investments designated as FVTPL	27,135	—	27,135
Acquisition	1,311	—	—
Disposal	(230)	—	—
Impact of foreign currency translation	1,112	—	—
As at December 31, 2025	$48,854	$(23,461)	$50,045

11.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

The Company records a gain or loss on the decrease in interest while an investment continues to be classified as an associate. A gain or loss on the dilution of the Company's investment in associates is calculated as the difference between Company's ownership interest in the consideration received by the investee for the subscription of the new shares and the reduction in ownership interest in the previous carrying amount.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99% and has recognized a dilution loss of $0.3 million in the condensed consolidated interim statements of (loss) income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4
Share of net loss	—	(1,188)
Share of other comprehensive loss	—	(789)
Foreign exchange impact	—	169
As at March 31, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807
Purchase from open market	1,435,751	1,496
Dilution loss	—	(285)
Share of net loss	—	(948)
Share of other comprehensive income	—	558
As at December 31, 2025	51,426,988	$53,904	$180,509

As at December 31, 2025, the Company owned 51,426,988 common shares of NUAG (March 31, 2025 – 46,907,701), representing an ownership interest of 27.96% (March 31, 2025 – 27.31%).

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN's common shares per quoted market price
As at April 1, 2024	19,864,285	$2,346	$2,346
Share of net loss from TIN, net of impairment adjustments	—	(1,618)
Share of other comprehensive income	—	5
Foreign exchange impact	—	7
As at March 31, 2025	19,864,285	$740	$2,073
Participation in private placement	874,413	79
Share of net income from TIN	—	665
Share of other comprehensive loss	—	(5)
Foreign exchange impact		(11)
As at December 31, 2025	20,738,698	$1,468	$3,858

As at December 31, 2025, the Company owned 20,738,698 common shares of TIN (March 31, 2025 – 19,864,285), representing an ownership interest of 29.15% (March 31, 2025 – 29.15%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	INVESTMENT PROPERTIES

Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
As at April 1, 2024	$1,115	$(652)	$463
Transfer from plant and equipment	121	(27)	94
Depreciation and amortization	—	(17)	(17)
Impact of foreign currency translation	(5)	(24)	(29)
As at March 31, 2025	1,231	(720)	511
Depreciation and amortization	—	(36)	(36)
Impact of foreign currency translation	47	(28)	19
As at December 31, 2025	$1,278	$(784)	$494

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $1.9 million as at December 31, 2025 (March 31, 2025 - $1.9 million).

During the three and nine months ended December 31, 2025, the Company recorded rental income of $0.07 million and $0.19 million, respectively (three and nine months ended December 31, 2024 - $0.04 million and $0.13 million, respectively), which was included in other (income) expenses on the condensed consolidated interim statements of (loss) income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	356	896	2,316	439	19,233	23,240
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(242)	(135)	(751)	(335)	—	(1,463)
Reclassification of asset groups	23,983	361	3,347	—	(27,691)	—
Transfer to investment properties	(121)	—	—	—	—	(121)
Impact of foreign currency translation	(607)	(49)	(171)	(31)	(9)	(867)
As at March 31, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Additions	1,820	653	296	1,035	3,951	7,755
Acquisition of Adventus	—	—	—	—	—	—
Disposals	(500)	(825)	(863)	(352)	—	(2,540)
Reclassification of asset groups	1,511	17	1,059	—	(2,587)	—
Transfer to investment properties	—	—	—	—	—	—
Impact of foreign currency translation	4,948	444	1,500	299	173	7,364
As at December 31, 2025	$139,957	$12,877	$41,503	$8,757	$5,263	$208,357
Accumulated amortization and impairment
As at April 1, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	121	100	366	307	—	894
Transfer to investment property	27	—	—	—	—	27
Depreciation and amortization	(4,675)	(1,007)	(2,413)	(652)	—	(8,747)
Impact of foreign currency translation	245	29	111	24	—	409
As at March 31, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Disposals	493	810	695	328	—	2,326
Reclassification of asset groups	(3)	—	—	—	—	(3)
Depreciation and amortization	(4,090)	(772)	(2,063)	(510)	—	(7,435)
Impact of foreign currency translation	(2,348)	(298)	(1,021)	(219)	—	(3,886)
As at December 31, 2025	$(67,771)	$(8,779)	$(28,334)	$(6,099)	$—	$(110,983)
Carrying amounts
As at March 31, 2025	$70,355	$4,069	$13,566	$2,077	$3,726	$93,793
As at December 31, 2025	$72,186	$4,098	$13,169	$2,658	$5,263	$97,374

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	December 31, 2025	March 31, 2025
Producing mineral properties	$373,802	$332,631
Non-producing mineral properties	292,843	254,351
	$666,645	$586,982

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	48,210	6,122	54,332
Environmental rehabilitation	3,896	33	3,929
Foreign currency translation impact	(2,014)	(520)	(2,534)
As at March 31, 2025	$476,652	$126,192	$602,844
Capitalized expenditures	45,521	4,272	49,793
Foreign currency translation impact	19,032	4,810	23,842
Balance as at December 31, 2025	$541,205	$135,274	$676,479
Accumulated depletion and impairment
As at April 1, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(21,464)	(2,082)	(23,546)
Foreign currency translation impact	779	359	1,138
As at March 31, 2025	$(182,342)	$(87,871)	$(270,213)
Depletion	(19,831)	(1,978)	(21,809)
Foreign currency translation impact	(7,336)	(3,319)	(10,655)
Balance as at December 31, 2025	$(209,509)	$(93,168)	$(302,677)
Carrying values
Balance as at March 31, 2025	$294,310	$38,321	$332,631
Balance as at December 31, 2025	$331,696	$42,106	$373,802

Non-producing properties	BYP	Kuanping	El Domo	Condor	Total
Carrying values
As at April 1, 2024	$6,636	$12,885	$—	$—	$19,521
Acquisition	—	—	201,014	24,945	225,959
Capitalized expenditures	—	543	7,166	1,275	8,984
Environmental rehabilitation	(26)	—	—	—	(26)
Foreign currency translation impact	(30)	(57)	—	—	(87)
As at March 31, 2025	$6,580	$13,371	$208,180	$26,220	$254,351
Capitalized expenditures	—	3,231	32,572	1,863	37,666
Foreign currency translation impact	244	582	—	—	826
Balance as at December 31, 2025	$6,824	$17,184	$240,752	$28,083	$292,843

The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the "Court") by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiffs subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. On July 24, 2025, the Constitutional Court issued a decision rejecting the clarification motion.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	LONG-TERM DEPOSITS

The Company has a precious metals purchase agreement ("PMPA") with Wheaton Precious Metals International Ltd. ("Wheaton") for the construction of the El Domo project. Under the PMPA, Wheaton has agreed to provide a deposit of $175.5 million, payable in stages including an early deposit payment and up to four construction payments, each subject to the satisfaction of specific conditions precedent detailed in the agreement.

In exchange, the Company has agreed to sell, and Wheaton has agreed to purchase, a percentage of the refined gold and refined silver produced from the El Domo project, as defined in the agreement. The percentage is 50% for gold and 75% for silver until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, after which the percentage reduces to 33% for gold and 50% for silver.

The Company is obligated to sell and deliver the metal to Wheaton by crediting a designated metal account. Wheaton will pay a purchase price for each ounce delivered. Prior to the notional deposit balance being fully credited, the purchase price equals the prevailing market price, of which 18% (the "Production Payment") is paid in cash and the balance is applied to reduce the deposit. After the deposit balance is fully credited, Wheaton pays a cash amount equal to 22% of the market price.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized.

In October 2025, the Company received the first installment of $43.88 million under the PMPA. For the three months ended December 31, 2025, the Company recorded interest expense of $0.27 million related to the accretion of the significant financing component. As of December 31, 2025, the carrying amount of the contract liability related to the Wheaton PMPA was $44.15 million.

16.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes ("Convertible Notes") and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder on or after September 15, 2029 (the "Free Conversion Date") until the close of business on the second scheduled trading day immediately preceding the maturity date. Prior to the Free Conversion Date, the holders may elect to convert their Convertible Notes only if circumstances and fundamental changes occur as described in the convertible notes, including:

•	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

•	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.

•	Approval by our shareholders of any plan for liquidation or dissolution.

•	During any calendar quarter commencing after the calendar quarter ended on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

The initial conversion rate is 216.0761 shares per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $4.628 per share), subject to adjustments as described in the Convertible Notes.

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company's right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the condensed consolidated statements of (loss) income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	March 31, 2025	December 31, 2025
Share Price:	3.87	8.34
Credit spread (basis points):	559	295
Risk free rate:	3.66%	3.38%
Volatility:	42%	51%
Dividend yield:	0.65%	0.23%

The continuity of the host liability and embedded derivative liability is as follows:

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Host liability	Derivative liability	Total
Balance as at April 1, 2024
Issuance	$110,880	$39,120	$150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value estimate	—	9,908	9,908
Balance as at March 31, 2025	$110,653	$49,028	$159,681
Interest accretion	10,518	—	10,518
Interest payment	(7,521)	—	(7,521)
Change on fair value estimate	—	114,522	114,522
Balance as at December 31, 2025	$113,650	$163,550	$277,200
Presentation
Current liability	113,650	163,550	277,200
Non-current liability	—	—	—
Total	$113,650	$163,550	$277,200

During the three months ended December 31, 2025, the condition allowing holders to convert the convertible note was met as the Company's share price exceeded 130% of the conversion price for the requisite period. As the holders' right to convert is no longer solely within the Company's control, the outstanding host liability and embedded derivative liability as at December 31, 2025 have been reclassified from non-current liabilities to current liabilities on the condensed consolidated interim statements of financial position.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
Balance, April 1, 2024	$1,315
Addition	283
Interest accrual	125
Interest received or paid	(125)
Lease repayment	(271)
Foreign exchange impact	4
Balance, March 31, 2025	$1,331
Addition	—
Change due to lease modifications	59
Interest accrual	77
Interest paid	(77)
Lease repayment	(193)
Foreign exchange impact	55
Balance, December 31, 2025	$1,252
Less: current portion	294
Non-current portion	$958

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at December 31, 2025:

Lease Obligations
Within 1 year	$341
Between 2 to 5 years	$1,123
Over 5 years	—
Total undiscounted amount	1,464
Less future interest	(212)
Total discounted amount	$1,252
Less: current portion	294
Non-current portion	$958

The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at December 31, 2025. (March 31, 2025 - 7.0% to 15.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, March 31, 2024	$6,442
Reclamation expenditures	(819)
Unwinding of discount of environmental rehabilitation	139
Addition to provision	1,175
Revision of provision	2,728
Foreign exchange impact	(26)
Balance, March 31, 2025	$9,639
Reclamation expenditures	(926)
Unwinding of discount of environmental rehabilitation	134
Foreign exchange impact	347
Balance, December 31, 2025	$9,194

As at December 31, 2025, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $13.3 million (March 31, 2025 - $12.8 million), which has been discounted using an average discount rate of 1.94% (March 31, 2025 – 1.94%).

During the three and nine months ended December 31, 2025, the Company incurred actual reclamation expenditures of $0.3 million and $0.9 million, respectively (three and nine months ended December 31, 2024 - $0.2 million and $0.7 million, respectively), paid reclamation deposit of $0.02 million and $0.7 million, respectively (three and nine months ended December 31, 2024 - $0.02 million and $0.1 million, respectively) and received $0.1 million and $0.4 million, respectively reclamation deposit refund (three and nine months ended December 31, 2024 - $0.1 million and $0.1 million, respectively).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

19.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2025 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2025, a total of $0.8 million and $3.3 million, respectively (three and nine months ended December, 2024 - $0.7 million and $3.0 million, respectively) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of (loss) income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2024	1,327,001	$6.02
Options granted	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(934,222)	3.85
Options cancelled/forfeited	(38,334)	6.30
Option expired	(171,186)	9.17
Balance, March 31, 2025	2,279,980	$6.20
Options granted	307,500	5.63
Options exercised	(458,960)	5.12
Options cancelled/forfeited	(771,701)	7.15
Option expired	(465,000)	8.16
Balance, December 31, 2025	891,819	$4.71

The following table summarizes information about stock options outstanding as at December 31, 2025:

Exercise price in CAD	Number of options outstanding at December 31, 2025	Weighted average remaining contractual life (Years)	Number of options exercisable at December 31, 2025	Weighted average exercise price in CAD
$7.49	20,060	0.90	20,060	$7.49
3.93	210,000	1.32	210,000	3.93
3.65	12,988	1.90	12,988	3.65
4.08	60,000	2.15	50,000	4.08
2.67	18,270	3.07	18,270	2.67
4.41	269,501	3.25	114,501	4.41
5.07	262,667	4.27	39,750	5.07
4.83	8,333	4.34	—	—
10.85	30,000	4.94	—	—
$2.67 to $10.85	891,819	3.01	465,569	$4.26

The options exercisable at December 31, 2025 have a weighted average exercise price of CAD$4.26 (March 31, 2025 - CAD$6.54).

The fair value of stock options granted during the nine months ended December 31, 2025 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended December 31, 2025
Risk free interest rate (%)	2.63
Expected life of option (years)	2.75
Expected volatility (%)	48.50
Expected dividend yield (%)	0.71
Estimated forfeiture rate (%)	9.75
Weighted average share price at date of grant (in CAD)	5.07

Subsequent to December 31, 2025, a total of 30,545 options with a weighted average exercise price of CAD$4.20 were exercised.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of warrants	Weighted average exercise price in CAD
Balance, April 1, 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
Warrants expired	(1,387,164)	6.47
Balance, March 31, 2025	1,370,249	4.41
Warrants exercised	(1,370,249)	4.41
Balance, December 31, 2025	—	—

In October 2024, the corporate office had changed its functional currency from CAD to USD. As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. All warrants were exercised during the three and nine months ended December 31, 2025.

Amount
Initial recognition on October 1, 2024	$2,771
Value of warrants exercised	(11)
Change in fair value	(897)
Foreign exchange impact	(123)
Balance, March 31, 2025	$1,740
Value of warrants exercised	(5,403)
Change in fair value	3,644
Foreign exchange impact	19
Balance, December 31, 2025	—

(iii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Distributed	(941,960)	5.87
Balance, March 31, 2025	2,197,873	$4.58
Granted	1,210,500	5.21
Forfeited	(1,208,083)	4.59
Distributed	(89,333)	4.87
Balance, December 31, 2025	2,110,957	$4.92

During the three and nine months ended December 31, 2025, a total of 30,000 and 1,210,500 RSUs (three and nine months ended December 31, 2024 - nil and 1,044,750 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$4.59 to CAD$10.85 (three and nine months ended December 31, 2024 - CAD$4.41) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Subsequent to December 31, 2025, a total of 39,083 RSUs were distributed.

(c)	Cash dividends declared

During the three and nine months ended December 31, 2025, dividends of $2.8 and $5.5 million or $0.0125 and $0.0250 per share, respectively, were declared and paid (three and nine months ended December 31, 2024 - $2.7 million or $0.0125 per share and $4.9 million or $0.0248 per share, respectively).

(d)	Normal course issuer bid

On September 17, 2025, the Company announced a normal course issuer bid (the “2025 NCIB”) commencing September 19, 2025 to repurchase up to 8,747,245 of its own common shares until September 18, 2026.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	December 31, 2025	March 31, 2025
Loss on investments designated as FVTOCI	$22,164	$24,416
Share of loss in associate	1,691	2,233
Loss on currency translation adjustment	20,467	36,002
	$44,322	$62,651

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

21.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company's material non-controlling interests:

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	Other	Total
Non-controlling interest percentage	22.50%	20%	30%	25%	1%-53.9%
As at April 1, 2024	$84,977	$3,178	$2,393	$—	$(794)	$89,754
Acquisition	—	—	—	23,204	(396)	22,808
Share of net income (loss)	18,967	1,851	(149)	(95)	5	20,579
Share of other comprehensive loss	122	45	(19)	—	(4)	144
Adjustment to NCI	—	—	—	8,424	—	8,424
Distribution	(10,128)	(921)	—	—	—	(11,049)
As at March 31, 2025	$93,938	$4,153	$2,225	$31,533	$(1,189)	$130,660
Share of net income (loss)	23,455	2,853	(78)	(269)	13	25,974
Share of other comprehensive income	3,458	218	63	—	25	3,764
Adjustment to NCI	—	—	—	10,492	—	10,492
Disposal of subsidiary	—	—	—	—	44	44
Distribution	(13,077)	(1,144)	—	—	—	(14,221)
As at December 31, 2025	$107,774	$6,080	$2,210	$41,756	$(1,107)	$156,713

Salazar Resources Ltd. ("Salazar") is a 25% owner of the common shares of Salazar Holding Limited ("Salazar Holding"), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at December 31, 2025, the effective percentage of the non-controlling interest in Salazar Holding is 15.2% (March 31, 2025 - 13.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

22.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties

As at	December 31, 2025	March 31, 2025
NUAG(i)	$141	$33
TIN(ii)	1,235	1,125
	$1,376	$1,158

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2025, a total of $0.2 million and $0.6 million (three and nine months ended December 31, 2024 - $0.2 million and $0.7 million, respectively) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of (loss) income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2025, a total of $0.02 million and $0.1 million, respectively, (three and nine months ended December 31, 2024 - $0.02 million and $0.1 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of (loss) income.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow the Company to advance up to $1.0 million to TIN. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026.

Subsequent to December 31, 2025, the Facility was further extended with new maturity date of January 31, 2027.

23.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

24.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)     Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2025 and March 31, 2025 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$462,376	$—	$—	$462,376
Short-term investments	464	—	—	464
Other investments	46,320	—	2,534	48,854
Financial liability
Derivative liabilities	—	163,550	—	163,550

	Fair value as at March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$363,978	$—	$—	$363,978
Short-term investments	5,078	—	—	5,078
Other investments	14,743	—	2,534	17,277
Financial liability
Derivative liabilities	—	50,768	—	50,768

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2025 and March 31, 2025, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2025 and 2024.

(b)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	December 31, 2025
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$95,631	$—	$95,631
Deposits received	5,208	—	5,208
Convertible notes	178,520	—	178,520
Lease obligation	341	1,123	1,464
Income tax payable	11,082	—	11,082
Total Contractual Obligation	$290,782	$1,123	$280,823

The convertible notes are presented as a current liability. Although the notes mature on December 31, 2029, the specified condition described in Note 16 was met on December 31, 2025, granting holders the right to convert their notes during the quarter ending March 31, 2026. The Company may elect to settle such conversions in cash, despite the remote likelihood of such an election being made. Consequently, at the reporting date, the Company did not have an unconditional right to defer settlement of the host liability beyond twelve months. For the purpose of the liquidity risk disclosure, all contractual undiscounted cash flows are presented as due within one year, reflecting the period in which holders could first demand settlement.

The convertible feature of the convertible notes is classified as a derivative financial liability, as the Company retains the right to elect settlement of the convertible notes in shares, cash, or a combination of both. If a cash settlement is elected, the amount payable will be based on the fair value of the convertible notes as determined at the settlement date in accordance with the terms of the notes. The underlying contractual arrangement provides for multiple scenarios under which settlement may become due, depending on market conditions and the Company’s election. As a result, both the amount and timing of any potential cash settlement is uncertain and may vary depending on the specific settlement scenario that arises. Accordingly, potential cash outflows related to this derivative financial liability have not been included in the contractual maturity analysis of financial liabilities. This derivative financial liability is presented within current liabilities on the unaudited condensed consolidated interim financial statements under the line item “Derivative Liabilities”.

Further details regarding the contractual terms of the convertible notes are provided in Note 16 to the condensed interim financial statements. The Company actively monitors its exposure to this potential obligation and manages it as part of its overall liquidity risk management strategy.

(c)      Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan ("RMB"). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company's other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar ("CAD") and the Australian dollar ("AUD"), which would impact the Company's net income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, and AUD as at December 31, 2025 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in exchange rate
RMB	$212,508	$143	$821	$—	$3,963	$—	$(83,575)	$—	$133,860	$13,386
CAD	722	24	—	376	153	43,733	(837)	(1,052)	43,119	4,312
AUD	302	—	—	—	—	2,520	—	—	2,822	282
	$213,532	$167	$821	$376	$4,116	$46,253	$(84,412)	$(1,052)	$179,801	$17,980

(d)      Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at December 31, 2025, the Company had $1.3 million lease obligation that are subject to annualized interest rate ranging from 7.0% to 15.6%, and $113.7 million convertible notes liabilities that are discounted at 12.6% of the Company's unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

As at December 31, 2025, the Company had $163.6 million mark-to-market value derivative liabilities. With other assumptions unchanged, an increase or decrease of 10 basis points of market interest rate would have resulted in an increase (decrease) to the net income of approximately $0.2 million.

(e)     Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2025 (March 31, 2025 - $nil).

(f)      Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $4.5 million.

The fair value of the Company's derivative liabilities will also fluctuate based on the market price of the Company's common shares, and with other assumptions unchanged, a 10% increase in the Company's share price would result in a decrease to the net income of $24.0 million while a 10% decrease in the Company's share price would result in an increase to the net income of $23.5 million.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(g)     Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

25.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)     Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended December 31,		Nine Months Ended December 31,
Changes in non-cash operating working capital:	2025	2024	2025	2024
Trade and other receivables	$(2,325)	$(79)	$(2,864)	$1,444
Inventories	(3,651)	(2,932)	(3,485)	(12,691)
Prepaids and deposits	2,437	$5,255	1,214	2,095
Accounts payable and accrued liabilities	19,275	5,733	25,983	13,172
Deposits received	(6,243)	1,976	(2,276)	2,040
Due from a related party	(59)	102	(218)	5
	$9,434	$10,056	$18,354	$6,066

(b)     Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended December 31,		Nine Months Ended December 31,
Non-cash capital transactions:	2025	2024	2025	2024
Environmental rehabilitation expenditure paid from reclamation deposit	$(272)	$—	$(926)	$—
Acquisition of Adventus paid by equity securities	—	—	—	176,265
Additions of plant and equipment included in accounts payable and accrued liabilities	(1,705)	$435	(2,190)	5,246
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	985	(23,972)	452	4,608

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)      Table below summarizes the information related to cash and cash equivalents:

	December 31, 2025	March 31, 2025
Cash on hand and at bank	$233,112	$236,457
Bank term deposits and short-term money market investments	229,264	127,521
Total cash and cash equivalents	$462,376	$363,978

26.	SUBSEQUENT EVENT

On January 20, 2026, the Company signed a Share Purchase Agreement with Chaarat Gold Holdings Limited ("Chaarat") and a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the "NIA"). Pursuant to these agreements, the Company will acquire a 70% interest in Chaarat ZAAV CJSC ("ZAAV"), which holds a 100% interest in a mining license (approximately 7 km²) hosting the Tulkubash and Kyzyltash deposits and surrounding exploration licenses (27.42 km²) hosting the Karator and Ishakuld gold zones (the “Projects”), for a total cash consideration of $162 million.

Upon completion, ZAAV will be converted into a joint venture company ("JVC") between the Company (70% interest and operator) and Kyrgyzaltyn, a state-owned entity, which will hold a 30% free-carried interest. The Company will use its cash and short-term investments currently on hand to make the payment for the acquisition.

The consideration is structured as follows:

•	$92 million to Chaarat, which was paid on January 23, 2026, following receipt of the Kyrgyz government's statutory pre-emptive right waiver; and

•	$70 million to the NIA, which is payable in two stages: payment of $60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and extension of the JVC’s mining license validity period to 2062, and payment of $10 million after achieving certain other milestones.